Exhibit 99.1

InspiraTM Technologies Granted Patent by the Israeli Patent Office for Key Safety Component for the INSPIRATM ART System

Ra’anana, Israel, November 10, 2022 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that the Israeli Patent Office (ILPO) granted a patent for a key safety component of the INSPIRATM ART system.

The component is to be located on the patient’s neck and is designed to secure a neck cannula from moving or dislodging. Cannula movement can occur during a change of a patient’s posture in bed, during physiotherapy treatment, while an awake patient is taken by the medical staff out of bed for a short walk and/or during transportation within and between hospitals.

“We believe that the grant of this patent is another validation of our innovation and supports our core mission for the INSPIRA ART system – to reduce the dependency on invasive mechanical ventilation and improve patient safety and outcomes,” stated Inspira’s CEO, Dagi Ben-Noon. “This patent is part of the Company’s portfolio of patents that are at various phases of the filing process and which we expect to see progress to grant status.”

The ILPO is a certified International Searching and Examining Authority (ISA), appointed by the World Intellectual Property Organization (WIPO), and a party to the PCT-PPH Program, an international initiative amongst 30+ national patent offices to promote work-sharing and enable accelerated patent applicant processing. The Company plans to file for patent coverage in additional countries.

Enhances Usability and Medical Value of INSPIRA ART System

The newly patented technology shall be a key component of the INSPIRA ART system, a potential new mode of acute respiratory care under development, designed to minimize the need for invasive mechanical ventilation allowing the patient to remain awake and maintain spontaneous breathing.

The component will be utilized during INSPIRA ART treatment with awake patients, potentially allowing them to be mobile with reduced risk of cannula movement and subsequent bleeding. The Company believes that such improvement in patient safety and mobilization increases patient benefit and enhances the INSPIRA ART system’s usability and comprehensive medical value to both patient and medical staff, which may accelerate market adoption.

Potential Use For ECMO

While the component was initially intended to be a part of the INSPIRA ART system, the Company will also explore the potential early release of the component for the Extracorporeal Membrane Oxygenation (ECMO) device market. The current ECMO market size (including devices) is estimated at $531 million per annum, with approximately 35,000 ECMO procedures performed each year.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits to be realized by the newly patented component, the Company’s ART System, that it intends to file for additional patent protections for other components in other jurisdictions, that the ART system’s benefits may accelerate market adoption, and the Company’s plan to explore the potential early release of our products and solutions for the ECMO device market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Investor Relations

Miri Segal,

MS-IR LLC

+917-607-8654

msegal@ms-ir.com

US Public Relations

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498

IINN@redchip.com

MRK-ARS-039

Copyright © 2018-2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved.